UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

resTORbio, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76133L103
(CUSIP Number)

Adicet Bio, Inc.
200 Construction Drive
Menlo Park, California 94025
Attention: Chief Executive Officer
(650) 503-9095

Copies to:

Jim Krenn
Steve Rowles
Morrison & Foerster LLP
12531 High Bluff Drive, Suite 100
San Diego, California 92130
(858) 720-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 28, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76133L103
1.	Names of Reporting Persons Adicet Bio, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,136,678
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,136,678 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.07% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Beneficial ownership of shares of common stock, par value $0.0001 per share (the "Common Stock"), of resTORbio, Inc., a Delaware corporation (the "Issuer"), is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares of Common Stock by virtue of the Support Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The shares of Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of 8,609,113 shares of Common Stock and 527,565 shares subject to options to acquire shares of Common Stock that are exercisable within 60 days of April 28, 2020, that are subject to the Support Agreements.

(2)

Based on 36,445,751 shares of Common Stock outstanding as of March 11, 2020, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2019, filed by the Issuer with the Securities and Exchange Commission on March 12, 2020.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of resTORbio, Inc., a Delaware corporation (the "Issuer").  The Issuer's principal executive offices are located at 500 Boylston Street, 13th Floor, Boston, MA 02116.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Adicet Bio, Inc., a Delaware corporation (the "Reporting Person").

(b)

The address of the principal business office of the Reporting Person is 200 Construction Drive, Menlo Park, California 94025.

(c)

The principal business of the Reporting Person is to develop novel off-the-shelf universal immune cell therapies based on gamma delta T cells engineered with chimeric antigen receptors.

(d), (e) and (f)

The directors and executive officers of the Reporting Person, their respective business addresses and their respective countries of citizenship are set forth in Schedule A hereto. During the last five years, the Reporting Person has not, and to the best of the Reporting Person's knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As an inducement for the Reporting Person to enter into the Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 28, 2020, among the Issuer, the Reporting Person and Project Oasis Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer ("Merger Sub"), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Reporting Person will be merged with and into Merger Sub (the "Merger"), and in consideration thereof, on April 28, 2020, the current directors and certain officers of the Issuer and the Issuer's largest stockholder (collectively, the "Stockholders"), which collectively beneficially owned an aggregate of approximately 25.07% of the outstanding Common Stock as of the date thereof, entered into support agreements (the "Support Agreements") with the Issuer and the Reporting Person.  Pursuant to the Support Agreements, the Stockholders granted the Reporting Person an irrevocable proxy with respect to the securities covered by the Support Agreements.  The Reporting Person did not pay additional consideration to the Stockholders or to the Issuer in connection with the execution and delivery of the Support Agreements and thus no funds were used for such purpose.

References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreements, as set forth herein, are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D, including the form of Support Agreement included as Exhibit A to the Merger Agreement, which is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 4. Purpose of Transaction

(a) and (b)

Pursuant to the Support Agreements, the Reporting Person may be deemed to be the beneficial owner of 9,136,678 shares of Common Stock.  The Reporting Person, the Issuer and the Stockholders entered into the Support Agreements as a material inducement for the Reporting Person to enter into the Merger Agreement.

Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Reporting Person will be merged with and into Merger Sub at the effective time of the Merger, with the Reporting Person continuing after the Merger as the surviving company and a wholly-owned subsidiary of the Issuer. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.  The Merger Agreement contains customary representations, warranties and covenants made by the Issuer and the Reporting Person, including covenants relating to obtaining the requisite approvals of the stockholders of the Issuer and the Reporting Person, indemnification of directors and officers, and the Issuer's and the Reporting Person's conduct of their respective businesses between the date of signing the Merger Agreement and the effective time of the Merger.

The Support Agreements provide that, among other things, each of the Stockholders has agreed to vote or cause to be voted all of the shares of Common Stock owned by such Stockholder in favor of certain matters described therein, including the adoption of the Merger Agreement and approval of the Merger and any matter that could reasonably be expected to facilitate the Merger (collectively, the "Stockholder Approvals").  In addition, pursuant to the Support Agreements, each Stockholder appointed the Reporting Person and any of its designees with full power of substitution and resubstitution as such Stockholder's true and lawful attorney and irrevocable proxy, to the fullest extent of such Stockholder's rights with respect to such Stockholder's shares of Common Stock, to vote and exercise all voting and related rights, including the right to sign such Stockholder's name (solely in its capacity as a stockholder of the Issuer) to any stockholder consent, if the Stockholder is unable to perform or otherwise does not perform his, her or its obligations under the Support Agreements (the "Irrevocable Proxies")

The Support Agreements also govern any shares of Common Stock acquired by the Stockholders after the date of the Support Agreements and prior to the termination of the Support Agreements (the "New Shares").  Accordingly, any such acquisition of New Shares by any Stockholder may result in the Reporting Person being deemed to acquire beneficial ownership of additional shares of Common Stock.

The Support Agreements and the Irrevocable Proxies terminate at (a) the effective time of the Merger, (b) such date and time as the Merger Agreement shall be terminated or (c) the mutual written agreement of the parties.

Except pursuant to the Support Agreements and with respect to the Stockholder Approvals, the Reporting Person does not have the power to vote or to direct the vote of any shares of Common Stock, nor does it have the sole or shared power to dispose or to direct the disposition of any shares of Company Stock.

(c)

Not Applicable.

(d)

The Merger Agreement provides that, immediately following the effective time of the Merger, the board of directors of the combined company will consist of seven directors, comprised of five directors designated by the Reporting Person, one director designated by the Issuer and the Chief Executive Officer of the Issuer (until each of their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal).

(e)

Other than as a result of the Merger, not applicable.

(f)

Not Applicable.

(g)

In connection with the Merger, the Issuer will seek to amend its certificate of incorporation to: (i) effect a reverse split of the Common Stock at a ratio to be determined by the Issuer and the Reporting Person and (ii) change the name of the Issuer to "Adicet Bio, Inc."

(h) and (i)

Not Applicable.

(j)

Other than as described above, the Reporting Person currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

(a) and (b)

As of the date of this Schedule 13D, the Reporting Person owns no shares of Common Stock. For purposes of Rule 13d-3 under the Exchange Act ("Rule 13d-3"), however, as a result of entering into the Support Agreements, the Reporting Person may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 9,136,678 shares of Common Stock that are beneficially owned by the Stockholders. The 9,136,678 shares of Common Stock over which the Reporting Person may be deemed to have shared voting power representing approximately 25.07% of the outstanding shares of the Common Stock. Notwithstanding the preceding, the Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(c)

Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Person, or, to the best of the Reporting Person's knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d)

Other than the Stockholders, to the best knowledge of the Reporting Person, neither the Reporting Person nor any of its respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Person.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibit attached hereto are incorporated herein by reference.  In addition, concurrently with the execution of the Merger Agreement, the Issuer and the Reporting Person entered into a funding agreement (the "Funding Agreement") with certain investors of the Reporting Person (the "Investors"), pursuant to which the Investors committed to fund up to an aggregate of $15,000,000 (the "Funding Amount") into an escrow account, which will be used to subscribe for shares of Common Stock in a concurrent private placement in connection with a private placement or public offering of Common Stock for aggregate gross proceeds (including the Funding Amount) to the Issuer of at least $30,000,000 (a "Qualified Financing"), on the same economic conditions (including the price per share paid by other investors in the Qualified Financing) and similar other terms and conditions as set forth in the Qualified Financing. If the Issuer fails to consummate a Qualified Financing within twelve months of the closing of the Merger or certain other events occur, the Funding Amount will be distributed back to the Investors.

References to, and descriptions of, the Funding Agreement, as set forth herein, are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D, including the form of Funding Agreement included as Exhibit D to the Merger Agreement, which is incorporated by reference herein in its entirety where such references and descriptions appear.

Other than the Merger Agreement, the Support Agreements and the Funding Agreement described above, to the best of the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or any subsidiary of the Reporting Person or any person listed on Schedule A hereto, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

EXHIBIT	DOCUMENT

1

Agreement and Plan of Merger, dated April 28, 2020, by and among resTORbio, Inc., Adicet Bio, Inc. and Project Oasis Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by resTORbio, Inc. with the Securities and Exchange Commission on April 29, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2020

ADICET BIO, INC.

By:	/s/ Anil Singhal
Name: Anil Singhal
Title: Chief Executive Officer

Schedule A

The following is a list of the current directors and executive officers of Adicet Bio, Inc., a Delaware corporation (the "Reporting Person"), setting forth the name, business address, present position with the Reporting Person and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States and employed by the Reporting Person. The principal address of the Reporting Person and, unless otherwise indicated below, the current business address for each individual listed below is 200 Construction Drive, Menlo Park, California 94025.

Name of Director	Present Principal Occupation
Erez Chimovits	Managing Director, Orbimed Advisors 601 Lexington Avenue, 54th Floor New York, NY 10022
Carl Gordon	General Partner, OrbiMed Advisors 601 Lexington Avenue, 54th Floor New York, NY 10022
Aya Jakobovits	Director, Adicet Bio, Inc.
Donald Santel	Executive Chairman of the Board, Adicet Bio, Inc.
Michal Silverberg	Managing Director, Novartis Venture Fund 196 Broadway, 1st Floor Cambridge, MA 02139
Yair Schindel	Co-Founder and Managing Partner, aMoon Fund 34 Yerushalayim Rd. Beit Gamla B, Ra'anana Israel 4350110
Anil Singhal	President, Chief Executive Officer, Treasurer and Secretary, Adicet Bio, Inc.
Asish Xavier	Vice President, Venture Investments, Johnson & Johnson Innovation - JJDC, Inc. (JJDC) 410 George Street New Brunswick, New Jersey 08901

Name of Executive Officer	Present Principal Occupation
Carrie Krehlik	Senior Vice President and Chief Human Resource Officer, Adicet Bio, Inc.
Francesco Galimi	Senior Vice President and Chief Medical Officer, Adicet Bio, Inc.
Stewart Abbot	Senior Vice President, Chief Operating Officer and Chief Scientific Officer, Adicet Bio, Inc.
Anil Singhal	President, Chief Executive Officer, Treasurer and Secretary, Adicet Bio, Inc.
Anat Nursella	Interim Chief Financial Officer, Adicet Bio, Inc.